March 27, 2007

Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Unified Western Grocers, Inc.

Form 10-K for Fiscal Year Ended September 30, 2006

Filed December 18, 2006

File No. 000-10815

Dear Mr. Moran:

This letter sets forth the response of Unified Western Grocers, Inc. (the “Company”) to the comment in your letter dated March 20, 2007 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2006 (the “Form 10-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 18, 2006.

Form 10-K for the Fiscal Year Ended September 30, 2006

Report of Independent Registered Public Accounting Firm, page 47

1.	We note that the report filed by your independent registered public accounting firm is not properly signed as required by Rule 2-02(a)(2) of Regulation S-X. According to the proxy statement filed on January 10, 2007, Deloitte & Touche LLP continued to be your auditors for the fiscal year ended September 30, 2006. Please confirm with us that you have a signed audit report from Deloitte & Touche LLP for the fiscal year ended September 30, 2006. In future filings, please submit a signed copy of the report with your filings.

Response to Comment 1:

We confirm that we have a signed audit report from Deloitte & Touche LLP for the fiscal year ended September 30, 2006. We will submit a signed copy of the report of our independent registered public accounting firm with our future filings.

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In connection with this request, the undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact the undersigned at (323) 265-5200 ext. 4281

Sincerely,

/s/ Richard J. Martin
Richard J. Martin